Spartan Capital Securities LLC

45 Broadway, 19th Floor

New York, NY 10002

September 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AgEagle Aerial Systems Inc.
Registration Statement on Form S-1 (File No. 333-281897)

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on September 13, 2024, in which we, as the sole placement agent, requested the acceleration of the effective date of the above-captioned Registration Statement for September 17, 2024 at 5:00 p.m. Eastern Time, in accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Spartan Capital Securities LLC

By:	/s/ Brian Duddy
Name:	Brian Duddy
Title:	Head of Capital Markets